Filed by South State Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Capital Bancshares, Inc.

Commission File No: 001-37615

Date: July 23, 2021

The following Q&A was made available in connection with the transaction:

SouthState Team Member Q&A

We have entered into a merger with Atlantic Capital, and below is additional information to assist you with answering questions you may have regarding this announcement. Please note, this document is only for internal use.

We are committed to making this a smooth transition for everyone, and we will communicate more on our progress in the coming weeks.

Timeline:

Merger Announcement: Friday, July 23, 2021
Legal Close: 1st Quarter 2022

System Conversion: 1st Quarter 2022

Why did SouthState decide to merge with Atlantic Capital?
We have always been eager and open to partnering with companies that have similar vested interests in our customers and services we provide. Our business models and systems are similar and in some case the same, and both companies have a very strong focus on relationship banking. These similarities complement the foundation that we have created with our recent merger these last 16 months. This partnership deepens our presence in the greater Atlanta market, which is one of the fastest growing markets in the country and has been a consistent focus market for our company.

Who is Atlantic Capital?

Atlantic Capital was established in May 2007, just a few months before the global financial crisis of 2008, and now successfully serves customers throughout the greater Atlanta, Georgia area. Headquartered in Atlanta, Georgia and at almost $4 billion in assets, the bank provides commercial, business, private banking, treasury services, and SBA services throughout its footprint. Atlantic Capital has built a substantial company and has helped fuel the prosperity of its clients by providing them with tailored credit, treasury services and depository solutions.

What is the asset size and geographic presence of the combined company?

The Atlantic Capital merger with SouthState will form a $44 billion banking company with a presence in six southeastern states and a diverse national reach. Atlanta will be SouthState’s largest single market with $5 billion in assets. The company headquarters will remain in Winter Haven, FL and Atlanta will become SouthState’s Corporate Banking line of business headquarters. SouthState will have top 10 deposit market share in the Atlanta MSA and will rank as the third largest bank in the Atlanta market among institutions with less than $100 billion in assets. Upon merger completion, the combined company will have pro forma total assets of $44 billion, deposits of $36 billion and gross loans of $26 billion.

Will we close branches?

Atlantic Capital also has two branches – one in Atlanta and one in Athens. As a combined company, a team will assess the Atlanta branch footprint and make adjustments to the branch network as appropriate. Until legal closing, it will continue to be business as usual.

When do we anticipate the merger will close?

We anticipate the merger will close in the first quarter of 2022, subject to receipt of shareholder and regulatory approvals.

When will the system conversion occur?

We anticipate the system conversion will occur in the first quarter of 2022.

What are the Atlantic Capital systems will we convert to?

Core System – Both SouthState and Atlantic Capital leverage Fiserv Premier for the core systems. Both companies utilize the Treasury Navigator platform, which Atlantic Capital calls ACE. Additionally, both companies utilize the PEP platform for ACH capabilities.

Treasury Platform – Both SouthState and Atlantic Capital leverage Fiserv Commercial Center for the treasury platform. At Atlantic Capital it is named ACE and at SouthState it is named Treasury Navigator.

Until legal close, all systems will remain business as usual.

How will this impact our benefit plans?

There will be no impact to SouthState team members. Benefit plans will roll out to all teams in fall 2021 as part of the normal open enrollment.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements about the benefits of the proposed merger of SouthState and Atlantic Capital, including future financial and operating results (including the anticipated impact of the transaction on SouthState’s and Atlantic Capital’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.  All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of SouthState or Atlantic Capital to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of South State or Atlantic Capital; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of SouthState and Atlantic Capital to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of Atlantic Capital and SouthState including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of SouthState and Atlantic Capital can be found in SouthState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Atlantic Capital’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. SouthState and Atlantic Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information About the Merger and Where to Find It

SouthState intends to file a registration statement on Form S-4 with the SEC to register the shares of SouthState’s common stock that will be issued to Atlantic Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Atlantic Capital that also constitutes a prospectus of SouthState. The definitive proxy statement/prospectus will be sent to the shareholders of Atlantic Capital in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SouthState or Atlantic Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or Atlantic Capital at:

South State Corporation	Atlantic Capital Bancshares, Inc.
1101 First Street South	East Paces Ferry Road NE
Winter Haven, Florida 33800	Atlanta, Georgia 30326
Attention: Investor Relations	Attention: Investor Relations
(863) 293-4710	(404)-995-6050

Before making any voting or investment decision, investors and security holders of SouthState and Atlantic Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

SouthState, Atlantic Capital and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SouthState can be found in SouthState's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 8, 2021, and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of Atlantic Capital can be found in Atlantic Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 9, 2021, and other documents subsequently filed by Atlantic Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.